October 20, 2023

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:

John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed on August 31, 2023, regarding Rule 485(a) Amendment Filings to Form N-6 for Certain Variable Universal Life Insurance Policies (the “Policies”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A (811-4834), we are responding to the Commission staff comments that you provided on October 12, 2023 in connection with the Defined Benefit Chronic Illness Rider (“DBCHR”) and Barclays Global MA Classic Indexed Account (the “Indexed Account”) supplements (each a “supplement”) filed by Rule 485(a) amendment to the respective Form N-6 Registration Statements.

Sections of each supplement cited in our below recitations of the Staff’s comments refer to the the marked courtesy copies on which the Staff based its comments. Additionally, changes made in the attached courtesy copies of the supplements will be made in every other supplement filed with each Policy, as applicable.

General Comments

Staff Comment 1: On the cover page, make clear that the supplement is providing new information in addition to what is already provided in the May 2023 prospectus.

Response: We updated the advisory statement to clarify that the terms and disclosure in the prospectus not amended by the supplement are unchanged and in effect.

Staff Comment 2: Supplementally explain to the Staff what is being provided to existing and new policy owners going forward.

Response: The new Defined Benefit Chronic Illness Rider is available only for new policies and is not available post-issue. Therefore, the DBCHR supplement will be available to potential owners with their prospectus prior to and at purchase. The new Barclays Global MA Classic Indexed Account is available for both new policies and existing policy owners. Therefore, it will be available to new owners with their prospectus prior to or at point of sale and also delivered to existing policy owners when the indexed account is made available for investment. Both supplements will be incorporated into the 2024 prospectuses during the annual update process.

Staff Comment 3: Supplementally explain to the Staff if John Hancock intends to file another 485(a) or 485(b) supplement filing following the effective date of these supplements (October 30), what the procedural process for additional supplements would be, and if the changes made by these and other supplements will be incorporated into the May 2024 prospectuses.

Mr. Sonny Oh

October 20, 2023

Response: As previously disclosed with the Staff, John Hancock will file a subsequent 485(a) post-effective amendment to the registration statement for the Accumulation Variable Universal Life 2021 (“AVUL 2021”) (333-254210) in order to use a summary prospectus for its variable life policies at its annual prospectus update in 2024. No other post-effective amendment to the variable life registration statements is currently contemplated prior to the annual update of the variable universal life policy prospectuses. However, if one were to be filed and excluding the post-amendment to be filed for AVUL 2021, a subsequent supplement—under Rule 485 or 497—would be incorporated into the full, updated annual prospectus for 2024. Since the supplements are comprehensive of new disclosure that may be added, we do not believe a subsequent filing would present an issue for new or current policy owners.

Staff Comment 4: In the introductory paragraph of each supplement, please state that the terms used in the supplement have the same meaning defined in the prospectus. Also note that this information is in addition to what is already stated within the prospectus.

Response: We ensured that this advisory statement is included within the introductory paragraph of each supplement accordingly.

Defined Benefit Chronic Illness Rider Supplement Comments

Staff Comment 5: Note that a cross-reference to the DBCHR will need to be included in the third column of the Investments row of the Key Information Table, as applicable, when the disclosure is incorporated into the May 2024 prospectus.

Response: We confirm that we will include the appropriate cross-reference to the relevant prospectus sections when this disclosure is incorporated into the 2024 prospectuses.

Staff Comment 6: The headings in the middle and last column of the Fee Table disclosure appear to be different than the column headings in the prospectus. Please change to match those found in the prospectus.

Response: We appreciate calling this to our attention and we have modified the headings accordingly.

Staff Comment 7: Supplementally confirm that the maximum charge for the DBCHR are consistent with the maximum charge in the Protection Variable Universal 23 (PVUL 23) prospectus.

Response: We confirm that the supplement is updated with the correct charges, which have been updated since the 485(a) filing. At the time the rider was included in the PVUL 23 supplement, a conservative maximum was included as the offering price of the rider was not yet set and the rider was not immediately available. However, following offering experience, a more accurate maximum is available and reflected in this supplement and the same price information will be updated in the PVUL 23 prospectus during the annual update process in 2024.

Staff Comment 8: Since this is a stand-alone supplement, please change the order of disclosure so that the “More About Certain Options Benefits” section is moved to the beginning of the supplement since it explains the DBCHR, and move the FEE TABLE and OTHER BENEFITS AVAILABLE UNDER THE POLICY to just before the TAXES disclosure.

Mr. Sonny Oh

October 20, 2023

Response: We made the requested change with slight modification to keep the OVERVIEW disclosure about adding the rider first, since it succinctly names the rider at the opening of the supplement.

Barclays Global MA Classic Indexed Account Supplement

Staff Comment 9: The term “indexed account option” appears in the supplement but does not appear to exist in the prospectus as used in the supplement. Additionally, the term “indexed account” needs to be amended in order to include the new Barclays indexed account along with the other indexed accounts available. Additionally, please make “indexed account” lower case as it appears in the prospectus.

Response: We removed reference to an “indexed account option” and made the revised term “indexed account” lower case where it appears. We also modified the definition of “indexed account” in the GENERAL DESCRIPTION OF THE POLICY—The indexed accounts section to include the new Barclays indexed account.

Staff Comment 10: Please clarify in the introductory paragraph that this supplement is available to both new and current policy owners in the first line of the supplement.

Response: We made the requested modification.

Staff Comment 11: In the amended disclosure to the OVERVIEW OF THE POLICY—Premiums section, specify that the disclosure is being added to the end of the fifth paragraph of this section.

Response: We made the requested modification.

Staff Comment 12: The supplement does not address the allocation and lock-in process for the new indexed account as it does in the GENERAL DESCRIPTION OF THE POLICY—The indexed accounts section of the prospectus. Add information regarding this process to the supplement.

Response: We included the paragraph in The indexed accounts subsection that discusses the lock-in period, although a reiteration of what is included in the prospectus, because it is the same for the Barclays Global MA Classic Indexed Account.

Staff Comment 13: Clarify that the new section titled “The Barclays Global MA Index” is being included after—and not part of—the section titled “The indexed accounts.”

Response: We indicated in the supplement that this new subsection is a standalone subsection.

Staff Comment 14: Please supplementally explain the statement that “[b]ased on these allocation rules, the sum of each component allocation may be as high as 150%” as stated in the third paragraph of The Barclays Global MA Index subsection. We would expect the maximum allocation to be 100%.

Response: The Barclays Global MA Index is used to determine interest credits to the policyholder and tracks a hypothetical diversified portfolio of global financial assets by constructing a dynamic portfolio (the “Index Portfolio”). The Index Portfolio is determined using a composite of several underlying

Mr. Sonny Oh

October 20, 2023

components—identified in the supplement—with the goal to maximize return while also maintaining a targeting volatility level using principles of modern portfolio theory. The combined weight of these components can be greater than or less than 100%. If the combined weight is equal to 100%, this means the hypothetical Index Portfolio is fully allocated to the components. If the combined weight is less than 100%, the portion of the Index Portfolio which is not invested will not earn any return or carry any investment risk, similar to a cash position. If the combined weight is greater than 100%, this means the hypothetical index portfolio reflects a leveraged position in the underlying components. A core principle of modern portfolio theory is that investors should identify an asset allocation along an efficient frontier of risk and return and use leverage or cash to get to the desired level of risk.

Staff Comment 15: Similarly, in the following paragraph of the same subsection, add disclosure to explain what happens to the remaining amounts in the overall portfolio if the component exposure will be less than 100%.

Response: We added additional disclosure to succinctly state the meaning of a greater or less than 100% component portfolio exposure. See also the Response to Staff Comment 14.

Staff Comment 16: In the second sentence of the last paragraph of this subsection regarding “running costs,” disclose what the “running costs” are and what it means to be “taken in to account” by the index. Clarify this disclosure to be more precise about what the charge is for and how it is accounted for.

Response: We revised this disclosure accordingly, with emphasis on clarifying the notional nature of the costs and how the costs are allocated. We also separated this revised disclosure into its own paragraph for additional clarity.

Staff Comment 17: In the new disclosure for the Index Segment interest credit, we think that the entirety of the two bullets need to be added. These bullets should appear in the supplement and be tailored to the new Barclays indexed account.

Response: We included the two relevant bullet points with the disclosure modified to account for the Barclays indexed account.

Staff Comment 18: The table following the hypotheticals on page 21 of the AVUL 21 prospectus should be updated and included to account for the new Barclays indexed account. Additionally, include the disclosure in the bullet points following the chart through the end of the relevant subsection.

Response: Following review of information conveyed in the table, we respectfully prefer to keep the disclosure as-is, particularly for purposes of this supplement. We believe that there is adequate justification to exclude the table for this supplement. As a threshold matter, the referenced table and corresponding bullets convey hypothetical information pertaining solely to the S&P index, which functions in a profoundly different manner than the Barclays Global MA Index. While the table in the AVUL 21 prospectus includes a basic point-to-point hypothetical segment index return in the S&P, the table would need to include additional parameters that would apply only to the Barclays indexed account, namely a volatility percentage, component portfolio exposure assumptions (which would be a random selection), allocation percentages between components, and rebalancing frequency assumptions, among others. Even a basic point-to-point return for the Barclays indexed account as listed in the table (-5%, 0%, 3%, 6%, 8%, and 12 to 0%) would require significant additional information not pertinent to the S&P accounts. From a risk

Mr. Sonny Oh

October 20, 2023

perspective, we also believe that trying to fit all the indexed tables into this table without providing the extensive assumption information would be potentially misleading. In short, the table is meant to convey performance of different indexed accounts that reference the same index. It is wholly unsuited to a comparison across different indexes and the resulting table that tried to include the Barclays indexed account would be more confusing than helpful.

However, we believe that the annual update process will provide an opportunity to clarify that the information in the table pertains only to the S&P-linked indexed accounts, which is not easily done out-of-context in the supplement. We will look to make an update to the disclosure surrounding this table to better clarify what it does include (a direct comparison between the S&P-linked indexed accounts) and what is excluded so that policy owners are not confused by the information when the Barclays indexed account is incorporated into the prospectus.

Staff Comment 19: In Part C, ensure that exhibits under N should be filed.

Response: We confirm that we will file the relevant exhibits by subsequent post-effective amendment.

We believe that the foregoing is responsive to the comments received to date on PVUL 2023. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me at 617-572-0070 or by email at mramirez@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Separate Account A

Supplement Dated October 30, 2023

Availability of Defined Benefit Chronic Illness Rider

This Supplement is to inform you that the Defined Benefit Chronic Illness Rider will be available for new policies issued on or after October 30, 2023, subject to availability. It is intended for distribution with prospectuses dated May 1, 2023, as supplemented, for variable universal life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) (each a “Prospectus”). You should read this Supplement together with the Prospectus for your policy and retain both for future reference. This information is new disclosure to your Prospectus, and except as modified by the supplement, all other terms and disclosure of the Prospectus remain in effect and unchanged. The affected Prospectuses are for the following policies:

Accumulation Variable Universal Life 2021	Accumulation Variable Universal Life 2021 Core

Majestic Accumulation Variable Universal Life 2021

~~Except as modified by the supplement, all other terms of the Prospectus remain in effect and unchanged.~~

The list in the OVERVIEW OF THE POLICY—Policy Features—Supplementary benefit riders” is amended to add:

•	Defined Benefit Chronic Illness Rider

~~The table and footnote under FEE TABLE—Periodic Charges Other Than Annual Portfolio Expenses is amended to add the following:~~

~~Charge~~	~~Purpose~~	~~Brief description of restrictions/limitations~~
~~Defined Benefit Chronic Illness Rider*~~	~~Monthly~~
~~Minimum Charge~~		~~$0.01 per $1,000 of NAR~~
~~Maximum Charge~~		~~$914.72 per $1,000 of NAR~~
~~Charge for representative insured person~~		~~$0.52 per $1,000 of NAR~~

~~*~~

~~The charge for this rider is determined by multiplying NAR by the applicable rate. The rates vary by the chronic illness insurance risk characteristics of the insured person, the Monthly Acceleration Percentage selected, and the policy duration. The “Monthly Acceleration Percentage” is a percentage of the maximum amount you can accelerate each month. The minimum rate shown is the rate in the first policy year for a 20 year old male super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The maximum rate shown is the rate in policy year 31 for a policy issued to cover a 80-year old female substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person rate shown is for a 55-year old male preferred non-smoker underwriting risk with a policy in the first policy year with a 4% Monthly Acceleration Percentage. These charges may not be particularly relevant to your current situation, and you can obtain information about the specific charges applicable to you from your John Hancock USA representative.~~

~~The table under OTHER BENEFITS AVAILABLE UNDER THE POLICY – Optional Benefits is amended to add the following:~~

~~Name of benefit~~	~~Purpose~~	~~Brief description of restrictions/limitations~~
~~Defined Benefit Chronic Illness Rider~~	~~Provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes chronically ill as defined in the policy.~~	~~Each acceleration under the rider reduces the remaining death benefit under your policy and causes a proportionate reduction in your policy value. We restrict your policy value’s exposure to market risk when benefits are paid under this rider by transferring all policy value to the fixed account. In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to a variable investment account while rider benefits are paid. If this rider is exercised, death benefit option 1 must be in effect or, if not already in effect, the death benefit option must be changed to option 1. Advance payments are restricted by the IRS per diem limit under IRC Section 7702B.~~

The prospectus disclosure under More About Certain Optional Benefits is amended to add the following:

•

Defined Benefit Chronic Illness Rider. This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes “chronically ill” so that such person is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment. The decision to add this rider must be made at issuance of the policy.

The maximum amount that may be accelerated under this rider will be selected at issue by the policyholder as a percentage of the policy’s death benefit at the time of initial claim, and may not exceed $5,000,000. Once the maximum amount that may be accelerated is selected, the Monthly Acceleration Percentage will also be selected at issue as either 1%, 2%, or 4% of the chosen maximum amount. Once the insured person qualifies for benefits and initiates accelerations, monthly payments will continue until the insured person is no longer certified as chronically ill, or until the maximum amount has been accelerated at which point the rider will terminate. Each acceleration under the rider reduces the remaining death benefit under the policy and causes a proportionate reduction in the policy value. Payments under this rider are restricted to the IRS per diem limit under IRC Section 7702B. If the monthly payment amount would be greater than one twelfth of the annualized IRS per diem limit in a given calendar year, then the accelerated benefit amount will be reduced accordingly.

Example: Assume that your policy has a death benefit of $100,000 and you have elected to accelerate 50% as the maximum amount and a monthly percentage of 2%. The rider’s monthly benefit amount is $100,000 x 50% x 2% = $1,000. In such a case, if the monthly benefit has been paid for 24 months prior to the insured person’s date of death, the total cumulative rider benefit paid will be 24 months x $1,000 = $24,000, then the amount of any death benefit we pay will be reduced by $24,000 and the death benefit paid would be $76,000.If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross acceleration is $1,000, then the indebtedness will be reduced by $100 = $10,000 x ($1,000/$100,000) and the net payment would be the remaining $900.

At the time of first acceleration, the policyholder may elect to receive an annualized benefit payment once per year instead of monthly payments. The amount of such annualized benefit payment will be equal to 12 times the monthly benefit payment that would otherwise be payable, less an actuarially-determined amount to compensate us for our cost (in the form of discounted interest) of making all 12 payments at the beginning of the year. The annualized benefit payment will not exceed the annualized IRS per diem limit for the calendar year. If annualized benefits are elected, payments will continue on an annual basis until the insured person is no longer certified as chronically ill, or until the maximum amount has been accelerated at which point the rider will terminate.

We restrict your policy value’s exposure to market risk when benefits are being paid under this rider. At the time of first acceleration, we will automatically transfer all policy value you have in any variable investment account into our fixed account. Thereafter, so long as you receive payments under this benefit, no transfers of policy value or allocations of premium payments to a variable investment account will be allowed. Additionally, your participation in any of the automatic investment plans will also be suspended during this period.

The table and footnote under FEE TABLE—Periodic Charges Other Than Annual Portfolio Expenses is amended to add the following:

Charge	When Charge is Deducted	Amount Deducted
Defined Benefit Chronic Illness Rider*	Monthly
Minimum Charge		$0.01 per $1,000 of NAR
Maximum Charge		$31.69 per $1,000 of NAR
Charge for representative insured person		$0.05 per $1,000 of NAR

*

The charge for this rider is determined by multiplying NAR by the applicable rate. The rates vary by the chronic illness insurance risk characteristics of the insured person, the Monthly Acceleration Percentage selected, and the policy duration. The “Monthly Acceleration Percentage” is a percentage of the maximum amount you can accelerate each month. The minimum rate shown is the rate in the first policy year for a 20 year old male super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The maximum rate shown is the rate in policy year 31 for a policy issued to cover a 80-year old female substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person rate shown is for a 55-year old male preferred non-smoker underwriting risk with a policy in the first policy year with a 4% Monthly Acceleration Percentage. These charges may not be particularly relevant to your current situation, and you can obtain information about the specific charges applicable to you from your John Hancock USA representative.

The table under OTHER BENEFITS AVAILABLE UNDER THE POLICY – Optional Benefits is amended to add the following:

Name of benefit	Purpose	Brief description of restrictions/limitations
Defined Benefit Chronic Illness Rider	Provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes chronically ill as defined in the policy.	Each acceleration under the rider reduces the remaining death benefit under your policy and causes a proportionate reduction in your policy value. We restrict your policy value’s exposure to market risk when benefits are paid under this rider by transferring all policy value to the fixed account. In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to a variable investment account

Name of benefit	Purpose	Brief description of restrictions/limitations
while rider benefits are paid. If this rider is exercised, death benefit option 1 must be in effect or, if not already in effect, the death benefit option must be changed to option 1. Advance payments are restricted by the IRS per diem limit under IRC Section 7702B.

The TAXES—Tax Consequences of Electing Certain Supplementary Benefit Riders section is amended to add:

Defined Benefit Chronic Illness Rider. If you have elected the Defined Benefit Chronic Illness Rider, we will treat the monthly charges for the rider as distributions from your life insurance policy for federal income tax purposes. Therefore, such charges may be includible in your taxable income if your policy is a modified endowment contract or if your investment in the contract has been reduced to zero. In addition, the rider’s benefits generally will be excludible from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under section 101(g) of the Code. This rider is intended to meet these standards. However, there are circumstances when the rider benefit payment may be included in gross income. For example, this can happen if more than one payee received payments with respect to the same insured. You should seek additional information from your tax advisor before making a claim under this rider.

The table titled “Material State Variations” is amended to add the following:

Riders	States with Variation	Description of Variations
Defined Benefit Chronic Illness Rider	CA	Not available

Prior to making any investment decisions, you should carefully review your product prospectus and all applicable supplements. In addition, you should review the prospectuses and applicable supplements for the underlying portfolios that we make available as investment options under the policies. The prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the portfolios. In the case of any of the portfolios that are operated as feeder funds, you should also review the prospectus for the corresponding master fund. If you need to obtain additional copies of any of these documents, please contact your representative or contact our Service Office at the address or telephone number on the back page of your product prospectus.

VLI ProdSupp VL 08/2023

333-254210   333-254211   333-265436

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Separate Account A

Supplement Dated October 30, 2023

Availability of New Indexed Account ~~Option~~

This Supplement is to inform you that a new ~~Indexed~~ indexed ~~Account~~ account~~option~~—the Barclays Global MA Classic Indexed Account—will be available for your new and current policy policies for new premium allocation on or about December 29, 2023, subject to availability. This Supplement is intended for distribution with prospectuses dated May 1, 2023, as supplemented, for variable universal life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) (each a “Prospectus”). You should read this Supplement together with the Prospectus for your policy and retain both for future reference. This information is new disclosure to your Prospectus, and except as modified by the supplement, all other terms and disclosure of the Prospectus remain in effect and unchanged. The affected Prospectuses are for the following policies:

Accumulation Variable Universal Life 2021	Accumulation Survivorship Variable Universal Life 2020

Majestic Accumulation Variable Universal Life 2021	Majestic Survivorship Variable Universal Life 2020

~~Except as modified by the supplement, all other terms of the Prospectus remain in effect and unchanged.~~ The following disclosure applies to the Barclays Global MA Classic Indexed Account.

In the OVERVIEW OF THE POLICY – Premiums section, the following is added to the end of the fifth paragraph:

Amounts in a segment of the Barclays Global MA Classic Indexed Account are credited with a rate of interest based on, among other things, the return of the Barclays Global MA Index.

In the GENERAL DESCRIPTION OF THE POLICY – General Account section, the following ~~is added to the below~~ subsections are amended accordingly:

The indexed accounts

You can elect to allocate net premium or transfer policy value to the following indexed accounts: Base Capped Indexed Account, Base High Par Capped Indexed Account, Base Capped Two Year Indexed Account, High Capped Indexed Account, and the Barclays Global MA Classic Indexed Account (the “indexed accounts” and each an “indexed account”). Amounts that you allocate to the indexed accounts are initially held in a portion of an indexed account you elected (the “holding segment”) until the amounts are designated to the segment of the indexed account on the segment initiation date, which is generally the 15th of each month. Amounts allocated to a holding segment receive interest in the same manner and at the same rate as amounts in the fixed account (see “The fixed account”). A segment is 12-months in duration for the Base Capped, Base High Par Capped, and High Capped, and Barclays Global MA Classic indexed accounts and twenty-four months in duration for the Base Capped Two Year Indexed Account (the “segment term”) and is eligible to receive interest (“indexed segment interest credit”) on the last day of the segment term, which is known as the “segment maturity date.”

You may start a new segment at any time your policy is in force by making a new allocation to an indexed account prior to the “lock in date.” The lock in date is the 3rd business day prior to the segment initiation date. Any amounts received after the lock in date will be included in a holding segment for a new segment on the next following segment initiation date. You can have up to 12 segments of the same indexed account at any given time while your policy is in force, except for the Base Capped Two Year Indexed Account in which you can have up to 24 segments. You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day on the lock in date. A cancellation will result in a reallocation of amounts from the holding segment to the fixed account.

~~You can also elect to allocate net premium or transfer policy value to the following indexed account: Barclays Global MA Classic Indexed Account. A segment term is 12-months in duration for the Barclays Global MA Classic Indexed Account and is eligible to receive its indexed segment interest credit on the segment maturity date.~~

The following new subsection is added after The indexed account subsection:

The Barclays Global MA Index

The Barclays Global MA Index (the “Index”) is sponsored by Barclays Bank PLC (“Barclays”) but Barclays is not an issuer or producer of John Hancock USA policies and Barclays has no responsibilities, obligations, or duties to purchasers of the policies. Barclays’ only relationship with John Hancock USA in respect to the Index is the licensing of the Index, which is administered, compiled, and published by Barclays in its role as the index sponsor without regard to John Hancock USA, its policies, or purchasers of the policies.

The Barclays Global MA Index is a proprietary, rules-based index that has twelve components that provide diversification across asset classes and geographic regions in recognition that the components react differently to the same market or economic environment. The components and the maximum and minimum weights to each component are the following Barclays or its affiliates’ indexes or commodities futures:

Barclays or its affiliates’ indices or commodities futures
Component of the Barclays Global MA Index	Min/Max
Barclays US Tracker ER Index (BXIIUSER)	7.5% / 25%
Barclays US Tech Tracker ER Index (BXIITTER)	5% / 20%
Barclays Europe Tracker USD ER Index (BXIIETUE)	5% / 20%
Barclays GERMANY Tracker USD ER Index (BXIIDEUE)	2.5% / 15%
Barclays Japan Tracker USD Index (BXIIJTUE)	2.5% / 15%
Barclays MSCI Emerging Market Tracker ER Index (BXIIMEER)	2.5% / 10%
Gold Futures (BCC2GC0P)	0% / 20%
Barclays US 5yr Treasury Futures Index (BXIIUS05)	0% / 50%
Barclays US 10yr Note Futures Index (BXIIUS10)	0% / 50%
Barclays Euro-Bobl Alt Roll Futures in USD (BXIIE05D)	0% / 50%
Barclays Euro-Bund Alt Roll Futures Index in USD (BXIIE10D)	0% / 50%
Barclays JGB Alt Roll 10yr Futures ER Index in USD (BXIIJTED)	0% / 50%

The Index’s rules create a component portfolio that allocates among the components based on the Modern Portfolio Theory, on performance momentum, and the volatility of each component, subject to the maximum and minimum weights for each component and a portfolio target volatility of 7%. Allocations based on Modern Portfolio Theory seek to find the allocation among the components that provide the maximum return at a given risk level. Allocations based on performance momentum seek to increase allocations to components with stronger recent performance, and reduce allocation to components with weaker recent performance. Based on these allocation rules, the sum of each component allocation may be as high as 150%. The component portfolio may change daily.

The higher the allocation to fixed income components or the lower exposure to the component portfolio, the lower the potential increase in the Index value. In addition, if at a time the Index has a higher allocation to fixed income components or a lower exposure to the component portfolio, equities experience a rapid upswing, the Index will not increase in value in the same manner as the increase in equities. Moreover, in a rapidly rising interest rate environment, the higher the allocation to fixed income components, the lower the potential increase in the Index value.

Once the component portfolio is constructed, the Index will adjust the exposure to the component portfolio to maintain “volatility control.” If the recent volatility of the component portfolio is greater than 7%, the component portfolio exposure will be less than 100%, and may be as low as 25%. In cases where the component portfolio exposure is less than 100%, the portion that is not allocated to the component portfolio will not earn any return or carry any investment risk. If it is less than 7%, the component portfolio exposure can be greater than 100%, and may be as high as 150% In this case, the component portfolio exposure reflects a position in the underlying components increased beyond 100% through the use of leverage. The impact of the maximum sum of the components allocation of 150% together with the maximum volatility control exposure may result in a maximum total component portfolio exposure of 225%. The exposure may change daily. Therefore, a change in the Barclays Global MA Index may not be as high in an up-market, or as low in a down-market, had the volatility control been absent.

The Index’s rationale may not be successful and the ability to construct the component portfolio may not be possible or subject to being recreated on another computer.

There are charges applied to the Index that are intended to mimic costs associated with maintaining an Index-aligned replicating portfolio: management costs ranging from 0.20% to 0.30% per annum and rebalancing costs ranging from 0.02% to 0.05%, which is deducted on the relevant trading day. Both charges vary depending on the component. While these charges are not allocated to the policy owners, the charges reduce the daily Index value and are embedded in the Index performance.

~~The Index also takes into account for each component a “running cost” ranging from 0.20% to 0.30% per annum and a “rebalancing cost” ranging from 0.02% to 0.05% depending on the component and is deducted on the relevant trading day. These costs reduce the daily Index value.~~

Index Segment interest credit

•

~~The Barclays Global MA Classic Indexed Account tracks and measures the Barclays Global MA Index based on two single points in time—the segment initiation date and the segment maturity date (the “index change”)—in the same manner as other indexed accounts.~~ Each indexed account tracks and measures the performance of the S&P 500 or the Barclays Global MA Index (each an “index”) based on two single points in time, the segment initiation date and the segment maturity date (the “index change”). The value of the index at any point between these dates does not impact the calculation of the index segment interest credit. This means if the value of the index on the segment initiation date and the segment maturity date is the same (i.e., 2500) but the value of the index is higher on all the other days of the segment (i.e., 3000), the index change used to calculate the index segment interest credit for that segment will only be based on the segment initiation date and the segment maturity date. The index change will not take into account the days where the value of the index was 3000, which means that it is possible that the index change used to calculate the index segment interest credit may be limited to the segment floor rate of 0.25%. (While the indexed accounts refer to the S&P 500 or the Barclays Global MA Index, neither the policy nor the indexed accounts directly participate in any stock or equity investments.) At the end of the segment term, we apply an index segment interest credit based on the index change and the application of the indexed account parameters identified below. The rate we use to calculate the index segment interest credit will never be less than the guaranteed segment floor rate of 0.25%, which is described below.

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The indexed account parameters of each indexed account that tracks to S&P 500 will include a guaranteed segment floor rate, a segment cap rate, and a participation rate. The Barclays Global MA Classic Indexed Account will include a guaranteed segment floor rate and a participation rate. The current participation rate and current segment cap rate for new segments will be declared at the time a segment is created and guaranteed for the segment term, but they will never be less than the guaranteed minimum participation rate and guaranteed minimum segment cap rate that are in the Policy Specifications for each indexed account. To understand current segment cap rates and current participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock USA representative. We will notify you in writing if we change current segment cap rates or current participation rates applicable to subsequent segments.

The guaranteed segment floor rate is the minimum rate used in calculating the index segment interest credit that will be declared for a segment term. The guaranteed segment floor rate for the Barclays Global MA Classic Indexed Account is 0.25%.

The participation rate is a percentage of a positive index change, that we use to calculate the index segment interest credit for a segment. The guaranteed minimum participation rate for the Barclays Global MA Classic Indexed Account is 20%.

A segment cap rate limits the rate that is used in calculating the index segment interest credit. The Barclays Global MA Classic Indexed Account ~~is an uncapped account and therefore~~ does not have a contractual segment cap rate. However, based on the volatility control mechanism built into the index rules described above, the change in the Barclays Global MA Classic Indexed Account in up market conditions will not be as high as it would be had there not been the volatility control.

Below are hypothetical examples that demonstrate how the indexed account parameters for the Barclays Global MA Classic Indexed Account can limit or enhance the index change.

1.	Hypothetical example where the index change is less than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Barclays Global MA Classic Indexed Account, the participation rate is 105%, and the guaranteed segment floor rate is 0.25%:

(a)

First we determine the index change. We subtract the value of the Barclays Global MA Index on the segment maturity date from the value of the Barclays Global MA Index on the segment initiation date and then divide that value by the value of the Barclays Global MA Index on the segment initiation date ([1,045 - 1,100] / 1,100 = -5%). The index change in this hypothetical example is -5%.

(b)	Next, we multiply the index change determined in (a) by the participation rate (-5% x 105% = -5.25%). The resulting rate is -5.25%.

(c)

Then, we determine if the resulting rate in (b) (i.e., -5.25%) needs to be adjusted by the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (-5.25%) is less than the guaranteed segment floor rate (i.e., 0.25%), we will use the segment floor rate to calculate the index segment interest credit.

This example demonstrates that the rate used to calculate the index segment interest credit will not be less than the guaranteed segment floor rate of 0.25%. Using a rate that is equal to the guaranteed segment floor rate to calculate interest over a period of time may not be sufficient to pay the policy’s monthly deductions and you may need to pay additional premium to keep your policy in force.

2.	Hypothetical example where the index change is more than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Barclays Global MA Classic Indexed Account, the participation rate is 105%, and the guaranteed segment floor rate is 0.25%:

(a)

First we determine the index change. We subtract the value of the Barclays Global MA Index on the segment maturity date from the value of the Barclays Global MA Index on the segment initiation date and then divide that value by the value of the Barclays Global MA Index on the segment initiation date ([1,188 - 1,100] / 1,100 = 8%). The index change in this hypothetical example is 8%.

(b)	Next, we multiply the index change determined in (a) by the participation rate (8% x 105% = 8.4%). The resulting rate is 8.4%.

(c)

Then, we determine if the resulting rate in (b) (i.e., 8.4%) needs to be adjusted by the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (8.4%) is greater than the guaranteed segment floor rate (i.e., 0.25%), we will use the entire 8.4% to calculate the index segment interest credit.

This example demonstrates that when the index return is greater than the guaranteed segment floor rate of 0.25%, the entire index return will be used in calculating the index segment interest credit because this volatility controlled indexed account does not have a contractual segment cap rate. ~~Because this is an uncapped account, the rate to be used is not limited by a segment cap rate.~~ However, the participation rate on this account may be greater than or lower than 100%, subject to the minimum participation rate of 20%; in this example, it is greater than 100% which allows the rate used in calculating the index segment interest credit to be greater than the index change, but if it were lower than 100% it would limit the effect of the index change on the index segment interest credit.

The Availability of the indexed accounts subsection is updated as follows:

We may add additional indexed accounts, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500 or the Barclays Global MA Index for another external index; any substitution will apply to new segments only. If we substitute the S&P 500 or the Barclays Global MA Index for another external index, the indexed accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500 or the Barclays Global MA Index or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.

The following is added to the PRINCIPAL RISKS OF INVESTING IN THE POLICY – Risks Associated with the Indexed Accounts section:

The index segment interest credit will vary based upon the performance of the Barclays Global MA Index (excluding dividends) subject to the application of the participation rate and the guaranteed segment floor rate (“indexed account parameters”). You bear the risk that performance of the index may result in index segment interest credits that are low enough to require you to increase your premium payments in order to keep your policy in force.

It is within our discretion to set the participation rate for any new segment term, subject to minimum guaranteed rates. If we reduce the participation rate for future segment terms, the amount of index segment interest credit which you may have otherwise received would be reduced and you may need to increase your premium payments in order to keep your policy in force.